Exhibit 99.1

NEWS RELEASE

BROOKFIELD CANADA OFFICE PROPERTIES COMPLETES 2016 ANNUAL FILINGS

BROOKFIELD NEWS, March 2, 2017 – Brookfield Canada Office Properties (TSX: BOX.UN; NYSE: BOXC) announced today that it has filed its 2016 annual report on Form 40-F, including its audited financial statements for the year ended December 31, 2016, with the SEC on EDGAR as well as with the Canadian securities authorities on SEDAR. These documents are also available at www.brookfieldcanadareit.com and a hard copy will be provided to unitholders free-of-charge upon request.

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About Brookfield Canada Office Properties

Brookfield Canada Office Properties is Canada’s preeminent Real Estate Investment Trust (REIT). Our portfolio is comprised of 26 premier office properties totaling 20 million square feet in the downtown cores of Toronto, Calgary, and Ottawa, in addition to a development site in Calgary. Our landmark assets include Brookfield Place and First Canadian Place in Toronto, and Bankers Hall in Calgary. Further information is available at www.brookfieldcanadareit.com. Important information may be disseminated exclusively via the website; investors should consult the site to access this information.

Brookfield Canada Office Properties is the flagship Canadian REIT of Brookfield Asset Management, a leading global alternative asset manager with approximately $250 billion in assets under management. For more information, go to www.brookfield.com.

Contact:

Sherif El-Azzazi

Manager, Investor Relations & Communications

Tel: (416) 359-8593

Email: sherif.elazzazi@brookfield.com